EXHIBIT 1
AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Startech Environmental Corporation or any subsequent acquisitions or dispositions of equity securities of Startech Environmental Corporation by any of the undersigned.

Dated: March 17, 2006
/s/ Arthur J. Steinberg

ARTHUR J. STEINBERG, not individually but solely in his capacity as Receiver of Northshore Asset Management, LLC and related entities

/s/ John P. Burke

CONNECTICUT BANKING COMMISSIONER JOHN P. BURKE, not individually but solely in his capacity as Receiver of Circle Trust Company